Exhibit 3
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                           JMB CAPITAL PARTNERS, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067


Dear Gerry,

Thank you for your prompt response. Unfortunately for shareholders, I believe your ability to develop profit-producing products pales in comparison to your knack for crafting absurd letters, destroying shareholder value, burning through over 100 million dollars of capital and entering into indefensible merger proposals that put your personal advantage above the interests of your shareholders. I find it quite ironic that you label me a short-term holder when in fact the vast majority of your shareholder base has turned over as the stock has plummeted from approximately $45 per share in late 1999 to currently trade at under $2.50 per share (or roughly sixty five percent of the cash on the balance sheet, implying a value for our company's technology of ZERO). Gerry, I have reviewed your recently filed S-4. Please address the following points in your next prompt response:

1) Please explain why you would continue to push for the "proposed" reverse merger with Alliance Entertainment when your three largest shareholders, who represent over 20 percent of the shares outstanding, have publicly expressed their strong distaste for this transaction. In addition, I have received numerous phone calls since my first 13D was filed from other significant holders that are equally distraught with the direction you have chosen to take this company. Once again, I believe you will be soundly defeated if you decide to take this proposal to a vote.

2) Alliance Entertainment has agreed to pay you and Mr. Flynn $1.5 million EACH as "retention" and "non-compete" fees - in addition to attractive salary packages as part of a three year employment contract. I believe this is a form of corporate greenmail on behalf of Alliance Entertainment to get their hands on our cash balances. Please explain to me how you can justify this compensation level in light of your corporate achievements.

3) You have presided over a company that since Jan 1, 1999, has spent over $90 million in cash, principally obtained from its shareholders, to generate less than $21 million in revenue and a mountain of losses. Since you claim the company has "bright prospects and compelling technology", please explain to me why the company's shares have traded at a substantial discount to its cash value for an extended period of time.

4) The recent history of Alliance Entertainment is not encouraging either, beginning with its bankruptcy filing in 1997 (during current CEO Weisman's tenure as COO and later CEO). Since emerging from Bankruptcy in late 1998, the business has, in my opinion, remained on shaky financial footing. In two of the three complete years since it emerged from Chapter 11 it has lost money, while in the third it was


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    barely breakeven. Further, in the most recent quarter, the company again generated red ink, losing three million dollars for its common shareholders in the first three months of this year. Please explain to me the "synergies" of this proposed merger when Liquid Audio has dismissed 40 percent of its workforce while Alliance Entertainment plans a spin-off to its shareholders of its Digital Media Infrastructure Services Group prior to the closing of the merger.

5) The size of our cash cushion is an issue that is highlighted again and again in the negotiations with Alliance and its affiliates, as detailed in the Background of the Merger section of the S-4. The only pre-condition specific to Liquid Audio's financial performance particularized in the merger agreement is a requirement that our company carefully husband its cash and maintain certain minimum balances; no mention is ever made as to sales or earnings criteria. Please explain to your shareholders what value Alliance sees in this proposed transaction other than our cash.

6) Please explain to me and your other shareholders how the calculation was made to pay Broadview Financial $650,000 in fees for a fairness opinion and adequacy opinion. I believe these fees are excessive. Furthermore, I believe their fairness opinion in terms of quality is akin to the fairness opinion issued in the M&F Worldwide/Panavision fiasco - a transaction management plans to unwind following angry shareholder lawsuits.

In conclusion, I pose the following question to you, Gerry: Why does it matter when I purchased my stock? Would you have preferred that I make my purchases at 20-40 dollars per share? Would that make my in excess of five percent ownership more legitimate? Remember, I am a larger shareholder than you Gerry (who in the last two years based on your own filings with the SEC have only been a seller of the stock). My purchases at under $2.50 were made possible because the market has such great distrust and disgust with existing management as to make this "opportunistic" investment possible. Had you managed your business properly and effectively, I doubt I would own a share.

Sincerely,

/s/ Jonathan Brooks
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Jonathan Brooks